Mail Stop 7010

December 2, 2004

via U.S. mail and facsimile

Jeffrey L. Jacobson, Chief Financial Officer
301 East Colorado Boulevard, Suite 300
Pasadena, California 91101-1901

	RE:	Wesco Financial Corporation
		Form 10- K for the Fiscal Year Ended December 31, 2004
		Filed March 16, 2005
		File No. 1-4720

Dear Mr. Jacobson:

We have reviewed your response letter dated November 8, 2005 and have the following additional comment.

Form 10-K for the Fiscal Year Ended December 31, 2004

Goodwill, page 28
1. We have read your response to prior comment 8. In future filings, please revise your critical accounting policy to disclose the following:

* Your consideration of the impact of the cyclicality of the furniture rental business on your goodwill impairment test.
* The nature of your assumptions, including an analysis of their specific sensitivity to change.
* A discussion of the circumstances in which goodwill in future periods could become impaired such as (1) situations where fair value of the reporting unit is just "slightly" above the carrying value of
the reporting unit or (2) situations where the headroom between the
fair value and the carrying value of the reporting unit is
declining
from period to period.
*
Consolidated Statement Cash Flows, page 39
2. We acknowledge your response to prior comment 39. However, based on your statement of cash flows, we note that the proceeds from sales of rental furniture, less gross profit that was included in net income appears to be 11.8% of the furniture rental segment`s sales.
Accordingly, it appears that the majority of the revenue generated by your rental furniture is derived from its rental, as opposed to its sale. Please confirm, if true, that our understanding is appropriate.

If so, please explain your consideration of paragraphs 24 and 87 of
SFAS No. 95. These paragraphs indicate that cash outflows from the acquisition of and inflows from the sale of equipment to be rented to others are generally investing activities, unless the assets are to be rented to others for short periods and then sold. However, as noted in your response, because rental furniture is held for approximately 36 months prior to sale and because the majority of the revenue related to rental furniture appears to be derived from rental, rather than sale, it would appear that both cash outflows from the acquisition of and inflows from the sale of rental furniture should be classified as investing activities in the statement of cash flows.

		In addition, citing relevant accounting literature, please tell us your basis in GAAP for classifying proceeds from the sale of rental furniture as revenue in your statement of operations. As part of your response, please tell us your consideration of the classification of these proceeds in the statement of cash flows in determining the classification in your statement of operations.
For
example, if you determine that the cash flows from the purchase and sale of rental furniture should be classified as an investing activity, please tell us your basis for continued presentation of proceeds as revenue in your statement of income.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


								Nili Shah
								Accounting Branch Chief
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Mr. Jacobson
Wesco Financial Corporation
December 2, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE